

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2016

Via E-mail
Kai Haakon E. Liekefett
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, New York 10103-0040

Re: Rubicon Technology, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed May 5, 2016
File No. 001-33834

Dear Mr. Liekefett:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PREC14A

General

1. Please ensure that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders appears on the first page of the proxy. Please refer to Item 1(b) of Schedule 14A and Rule 14a-6(d) of Regulation 14A.

How many stockholders must be present to hold the Annual Meeting?, page 2

2. Please advise how you determined that shares subject to broker non-votes will not be considered present for quorum purposes.

Proposal 1 – Election of Directors, page 9

3. Please revise to indicate whether or not the nominees have consented to be named in the proxy statement and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

4. We note the disclosure that if either of the nominees should become unavailable for any reason, the proxy will be voted for a substitute nominee designated by the Board. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A.

5. Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions